UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On March 27, 2025, EPSIUM ENTERPRISE LIMITED, a British Virgin Islands company (the “Company”), closed its initial public offering (the “IPO”) of 1,250,000 ordinary shares, par value $0.00002 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276313), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2023, as amended, and declared effective by the SEC on March 25, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “EPSM” on March 26, 2025.

In connection with the IPO, the Company entered into an underwriting agreement (the “Underwriting Agreement”), dated March 25, 2025, with D. Boral Capital LLC, as the representative of the underwriters with respect to the IPO.

The net proceeds to the Company from the IPO, after deducting the underwriting discount, the underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $2.92 million.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the representative, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director, executive officer, and owner of at least 5% of the Company’s outstanding Ordinary Shares (or securities convertible or exercisable into ordinary shares) have agreed, subject to customary exceptions, not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of the representative, for a period of 180 days after the effective date of the registration statement.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is furnished as Exhibit 1.1 to this report and is incorporated herein by reference. A form of the lock-up agreement is furnished as Exhibit 10.1 to this report and is incorporated herein by reference.

On March 25, 2025, the Company issued a press release announcing the pricing and trading of the IPO, and on March 27, 2025, the Company issued a press release announcing the closing of the IPO. Copies of these press releases are furnished as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: March 27, 2025	By:	/s/ Son I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 25, 2025, by and between the Company and D. Boral Capital LLC
10.1	Form of Lock-up Agreement
99.1	Press Release – EPSIUM ENTERPRISE LIMITED Announces Pricing of US$5.0 Million Initial Public Offering
99.2	Press Release – EPSIUM ENTERPRISE LIMITED Announces Closing of US$5.0 Million Initial Public Offering

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